

07003112

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler, Mitchell, Fenton & Graves, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 Franklin Street, 20th Floor

(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen D. Martino 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 ? 2007

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler, Mitchell, Fenton & Graves, Inc. ______, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public



RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
INDEX

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Detwiler, Mitchell, Fenton & Graves, Inc.:

We have audited the accompanying consolidated statement of financial condition of Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary (the "Company") as of December 31, 2006, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC rule 15c3-1, and statements of computation for determination of reserve requirements under SEC rule 15c3-3 and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 23, 2007

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents (Note 5)	$ 3,467,130
Deposit with clearing organization (Note 3)	75,000
Commissions and other receivables	549,606
Current and deferred income taxes receivable (Note 7)	275,950
Fixed assets, net (Note 5)	106,970
Prepaid expenses and other assets	189,573
Total Assets	$ 4,664,229
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Salaries, bonuses and commissions payable (Note 6)	$ 2,452,912
Accounts payable and accrued liabilities	530,835
Due to affiliate	177,964
Total Liabilities	3,161,711
Commitments and contingencies (Notes 3, 5, 6 and 9)	
STOCKHOLDER'S EQUITY (Notes 3 and 12)	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Additional paid-in-capital	2,019,740
Retained deficit	(648,785)
Total Stockholder's Equity	1,502,518
Total Liabilities and Stockholder's Equity	$ 4,664,229

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 13,388,955
Interest, fees and other	547,345
Proprietary securities trading gains, net (Note 4)	38,779
Total revenues	13,975,079
EXPENSES:	
Compensation and benefits (Note 6)	7,852,280
Administrative service fees (Note 12)	2,316,180
General and administrative	1,449,686
Occupancy, communications and systems (Note 5)	1,394,347
Execution costs	974,432
Total expenses	13,986,925
Loss before income taxes	(11,846)
Income tax expense (Note 7)	(105,742)
Net loss	$ (117,588)

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
DECEMBER 31, 2005	$ 131,563	$ 2,019,740	$ (181,197)	$ 1,970,106
Dividend to Parent (Note 12)	-	-	(350,000)	(350,000)
Net loss	-	-	(117,588)	(117,588)
DECEMBER 31, 2006	$ 131,563	$ 2,019,740	$ (648,785)	$ 1,502,518

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (117,588)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	148,950
Changes in:	
Commissions and other receivables	354,114
Current and deferred income taxes receivable	133,108
Prepaid expenses and other assets	846
Salaries, bonuses and commissions payable	157,298
Accounts payable and accrued liabilities	(76,991)
Due to affiliate	(650,741)
Net cash used in operating activities	(51,004)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(17,407)
Net cash used in investing activities	(17,407)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend to Parent	(350,000)
Net cash used in financing activities	(350,000)
Net decrease in cash and cash equivalents	(418,411)
Cash and cash equivalents at beginning of year	3,885,541
Cash and cash equivalents at end of year	$ 3,467,130
Cash payments for income taxes	$ 5,550

See accompanying notes to consolidated financial statements.

**DETWILER, MITCHELL, FENTON & GRAVES, INC.
STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
AT DECEMBER 31, 2006**

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

DETWILER, MITCHELL, FENTON & GRAVES, INC.
STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2006

Information relating to possession or control requirements is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5
for a Broker Claiming an Exemption from Rule 15c3-3

To the Board of Directors of
Detwiler, Mitchell, Fenton & Graves, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Detwiler, Mitchell, Fenton & Graves, Inc. (DMFG), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered DMFG's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of DMFG's internal control. Accordingly, we do not express an opinion on the effectiveness of DMFG's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by DMFG including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because DMFG does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by DMFG in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of DMFG is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which DMFG has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that DMFG's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 23, 2007

END

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

Detwiler, Mitchell, Fenton & Graves, Inc. ("DMFG" or the "Company") is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC" or "Parent"). DMFG is a channel research, institutional sales and private client group broker-dealer registered with the Securities and Exchange Commission and is a member of the Boston Stock Exchange and the National Association of Securities Dealers. DMFG is headquartered in Boston, Massachusetts and has offices in California, Connecticut and New York.

The Company's wholly owned subsidiary, DMC Insurance Agency, Inc., is a licensed insurance agency, with nominal business activities.

DMFG introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation — The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

Cash Equivalents — Cash equivalents include financial instruments with an original maturity of three months or less. The Company may maintain cash and cash equivalent deposits in excess of federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Commissions Receivable — The Company carries its commissions receivable, which principally represents commissions earned for the current month, at cost less an allowance for doubtful accounts when required. Based on management's review of its commissions receivable balances, no allowance for doubtful accounts is considered necessary.

Securities Transactions — Proprietary securities transactions in regular way trades are recorded on the settlement date (normally the third business day following the trade date) which is not materially different from the trade date.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to ten years.

Due to Affiliate - From time to time, the Company may advance working capital to its Parent for services provided by DMC to DMFG.

Fair Value of Other Financial Instruments — The carrying amount of receivables and payables are reported in the statement of financial condition at cost which approximates fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bonuses Payable — Bonuses are recognized as earned and/or vested to employees.

Commissions — Commission revenues and expenses and related execution costs are recorded on a trade date basis as securities transactions occur.

Income Taxes — Income tax liabilities or assets are recorded through charges or credits to the statement of operations for the estimated income taxes payable or refundable for the current period.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company participates in the filing of consolidated federal and state income tax returns of its parent.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

Recent Accounting Pronouncements — In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is not expected to have a material impact on the Company's consolidated financial statements.

3. NET CAPITAL REQUIREMENT

DMFG is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule"). Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $210,780 at December 31, 2006. DMFG's net capital was $725,293 or $514,513 in excess of its minimum net capital requirement at December 31, 2006.

DMFG is a fully disclosed broker-dealer with NFS. At December 31, 2006, the minimum net capital requirement with NFS was $250,000. In addition, DMFG maintains a clearing deposit of $75,000 with NFS at December 31, 2006.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. PROPRIETARY SECURITIES TRADING GAINS, NET

In 2006, the Company recorded a net gain of $38,779 from securities transactions in the Company's proprietary securities trading account. At December 31, 2006, the securities trading account held no marketable securities as investment assets.

5. FIXED ASSETS, NET

Fixed assets at December 31, 2006 follow:

Furniture and equipment	$	284,257
Leasehold improvements		43,443
		327,700
Less accumulated depreciation and amortization		(220,730)
	$	106,970

Depreciation and amortization expense was $148,950 for the year ended December 31, 2006.

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2006 follows:

2007	$	618,000
2008		632,000
2009		618,000
2010		605,000
2011		605,000
2012		605,000
2013		302,000
Total	$	3,985,000

Total rent expense, including real estate taxes and utilities, was $678,651 for the year ended December 31, 2006.

In connection with the lease obligation, a money market deposit in the amount of $169,500 at December 31, 2006 is pledged as collateral. This deposit is recorded as a component of cash and cash equivalents on the statement of financial condition at December 31, 2006.

6. SALARIES, BONUSES AND COMMISSIONS PAYABLE

Salaries, bonuses and commissions payable at December 31, 2006 follows:

Capital markets – current bonus	$	918,810
Capital markets – accrued, contingent deferred bonus		1,110,957
Private client and other – current		423,145
	$	2,452,912

Effective July 1, 2006, the Company modified the compensation plan for Capital Markets employees. Commissioned institutional sales employees earn compensation based upon the level of gross commission revenues generated with pay-outs ranging from 17% to 25%. Research and trading employees will continue to earn bonuses based upon net commission revenues with salary and other costs now allocated 70% to the current pool and 30% to the deferred pool. Previously, all salary and the costs were allocated 100% to the current bonus pool. The effect of these changes was to increase the current bonus pool compensation expense for the six month period ended December 31, 2006 by $421,000.

6. SALARIES, BONUSES AND COMMISSIONS PAYABLE (CONTINUED)

During the first half of 2006, Capital Markets employees earned bonuses equal to 50% of net commission revenues, with 70% of the bonuses paid on a current basis and 30% deferred to future periods.

Deferred bonuses are contingent upon continuing employment of individual employees and are paid in equal installments over a three-year vesting period beginning the following year. The unvested contingent deferred bonuses are recognized in compensation expense over the vesting period on a straight line method and are forfeited by any employee upon termination. If there is a general reduction in the workforce of the Company, such as a layoff, unvested contingent deferred bonuses will become payable to employees 60 days after termination of employment.

The deferred bonuses for Capital Markets employees have significantly increased the cash balances of the Company. However, there are significant, unrecorded, contingent deferred bonuses yet to be recorded in the financial statements of the Company. The unvested, and therefore unrecorded, contingent deferred bonus obligation at December 31, 2006 and 2005 was $1,616,633 and $2,209,973, respectively, before related income tax effects.

Activity in accrued, contingent deferred bonuses payable for the year ended December 31, 2006 follows:

Balance at beginning of year	$	1,252,342
Additions from the accrual of the unrecorded contingent deferred bonus obligation		930,875
Payments		(834,809)
Forfeitures		(237,451)
Balance at end of year	$	1,110,957

If the accrual provision of the contingent deferred bonus obligation was not in effect and all commissions were paid to Capital Markets employees on a current basis, pro forma compensation and benefits expense and pro forma loss before income taxes for the year ended December 31, 2006 would be as follows:

Compensation and benefits expense, as reported	$	7,852,280
Contingent deferred bonus compensation, if recorded		184,370
Pro forma compensation and benefits expense	$	8,036,650
Loss before income taxes, as reported	$	(11,846)
Contingent deferred bonus compensation, if recorded		(184,370)
Pro forma loss before income taxes	$	(196,216)

7. INCOME TAXES

The income tax (expense) benefit for the year ended December 31, 2006 follows:

Current:		
Federal	$	46,692
State		(5,550)
Deferred		(146,884)
Total income tax expense	$	(105,742)

The actual income tax expense differs from the amount computed using the statutory federal tax rate of 34% due principally to the effects of non-deductible regulatory expenses.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. INCOME TAXES (CONTINUED)

Components of current and deferred income taxes receivable at December 31, 2006 follow:

Current income taxes receivable	$ 46,692
Deferred income taxes receivable related to:	
Deferred compensation	75,471
Federal net operating loss carryforward	73,447
Accrued liabilities	49,351
Depreciation	33,809
Other	(2,820)
Total deferred income taxes receivable	229,258
Total current and deferred income taxes receivable	$ 275,950

The Company has determined that it is more likely than not that the deferred tax assets will be realized through future taxable income. The Company participates in the filing of consolidated Federal and state income tax returns of its Parent.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 50 percent of their compensation subject to certain limits based on Federal tax laws. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the years ended December 31, 2006, expense attributable to the Plan, net of forfeitures, was $90,526.

9. COMMITMENTS AND CONTINGENCIES

The Company reached a settlement with the receiver for the estate of Bradford Bleidt, a former independent financial planner, under which the Company and its insurance carriers contributed $1.1 million in full settlement of substantially all of the claims asserted against the Company in connection with Mr. Bleidt's activities. The Company recorded a loss in 2005 based on the settlement amount offset by amounts anticipated to be recoverable from other parties. In 2006, the Company accrued an additional $250,000 for other costs expected to be incurred related to the Bleidt matter.

The Company from time to time is subject to other legal proceedings and claims which arise in the ordinary course of its business. Management believes that resolution of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

10. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2006, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

11. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. RELATED PARTY TRANSACTIONS

DMFG receives certain executive, financial, information technology, IT, human resources and compliance services from DMC which employs approximately 11 full and part-time employees. Such services are provided to the Company by DMC in accordance with an expense sharing agreement. For the year ended December 31, 2006, the Company paid DMC $2,316,180 for such services representing the actual costs incurred by DMC.

The Company returns excess capital to its Parent from time to time in the form of a dividend. In 2006, the Board of Directors approved dividends totaling $350,000 to its sole stockholder, DMC.

Due to the aforementioned related party transactions, the consolidated financial statements of the Company may not be indicative of the consolidated financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

DETWILER, MITCHELL, FENTON & GRAVES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AT DECEMBER 31, 2006

NET CAPITAL:	
Total stockholder's equity	$ 1,495,619
Less non-allowable assets:	
Fixed assets	(106,970)
Other assets	(626,551)
Membership in exchanges	(10,000)
Receivables	(20,451)
Haircut on receivables	(5,780)
Fidelity bond deductible	(574)
NET CAPITAL	725,293
Minimum Net Capital Requirement of 6 2/3% of aggregate indebtedness of $3,161,711 or $100,000, whichever is greater	(210,780)
EXCESS NET CAPITAL	$ 514,513
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Aggregate Indebtedness	$ 3,161,711
Percentage of Aggregate Indebtedness to Net Capital	436%

The computation of net capital above does not materially differ from that reported by the Company in its amended FOCUS Report filed on Form X-17A-5 at December 31, 2006.